WORKING RESPONSIBLY AT BHP...

Our Health, Safety, Environment and Community Policy



With our focus firmly on the future, we have streamlined our policy positions on health, safety, environment and community into one policy to enable better integration with all aspects of our business.

This policy underpins our management systems worldwide and sets the foundation from which we operate.

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For further information, see BHP's web site at

www.bhp.com

and follow the links to health, safety, environment and community.



WORKING RESPONSIBLY AT BHP
Our Health, Safety, Environment and Community Policy

AT BHP WE VALUE OUR COMMITMENT TO HEALTH, SAFETY, ENVIRONMENT AND COMMUNITY RESPONSIBILITY. THIS IS INTEGRAL TO THE WAY WE DO BUSINESS.

WE COMMIT TO CONTINUAL IMPROVEMENT IN OUR PERFORMANCE AND ASPIRE TO A GOAL OF ZERO HARM TO PEOPLE AND THE ENVIRONMENT.

WHEREVER WE OPERATE WE WILL –

- Develop, implement and maintain Management Standards for Health, Safety, Environment and the Community that enable us to:

  - identify, assess and manage risks to employees, the environment and local communities;

  - meet or exceed applicable laws;

  - set and achieve targets that include reducing and preventing pollution;

  - employ skilled people and the necessary resources to meet our targets;

  - support the fundamental human rights of employees, contractors and the communities in which we operate;

  - respect the traditional rights of indigenous people; and

  - value cultural heritage and care for the environment.

- Communicate openly with our employees, contractors and other stakeholders to build relationships based on confidence, mutual trust and involvement.

- Actively seek opportunities to share our success by:

  - helping local communities meet social infrastructure needs through the development and use of appropriate skills and technologies; and

  - developing partnerships that focus on creating sustainable value for everyone.

- Engage employees, business partners, contractors, suppliers and visitors in a shared responsibility for meeting the requirements of this policy.

WE WILL BE SUCCESSFUL WHEN WE ACHIEVE OUR TARGETS TOWARD OUR GOAL OF ZERO HARM AND ARE VALUED BY THE COMMUNITIES IN WHICH WE WORK.

Paul Anderson
Managing Director and
Chief Executive Officer
13 December 2000



BHP's success as a global company depends on how effectively we work with our employees and the communities in which we operate.

In producing resources required by society, we will maintain our overriding commitment to health, safety and environment.

Working Responsibly is central to securing our future success. It is based on the principles contained in the BHP Charter (see page 19) and will help us earn and maintain the respect of our stakeholders.

This document guides you through each component of the policy by explaining the rationale behind each one.

We encourage you to discuss this policy and tell us whether or not we are living up to our commitments and where we could improve.



At BHP we value our commitment to health, safety, environment and community responsibility. This is integral to the way we do business.

Our commitment to health, safety, environment and community responsibility means we are dedicated to embracing these values and achieving our goals in these areas. This means health, safety, environmental and community matters are addressed in our decision-making processes, alongside other business considerations.

We commit to continual improvement in our performance and aspire to a goal of zero harm to people and the environment.

Continual improvement means monitoring our performance, identifying how we can improve and striving for better results every time. An important driver for continuous improvement is the concept of zero harm – this is our ultimate goal and applies to all areas of the policy.

Zero harm to people.
We set health and safety targets that continually reduce the risk of harm to our employees, contractors and visitors to our sites. We continue to place the highest value on being a responsible and caring employer. This also applies to communities where we operate and means their social wellbeing is preserved or enhanced by our presence.

Zero harm to the environment.
We recognise that impacts from our activities have the potential to cause environmental harm. Our aim is to progressively reduce these impacts and the consequent risk of harm, and achieve overall improvements in environmental performance. We use a risk-based approach in the management of our operations, activities, services and products with the objective of ensuring our environmental impacts are neither serious nor long-lasting.



Wherever we operate we will –

- ## Develop, implement and maintain Management Standards for Health, Safety, Environment and the Community.

  BHP's Safety, Environment and Community Management Standards link our policy with our site/asset management systems.

  By applying our Management Standards wherever we operate, we can ensure a consistently high standard of operational performance. Local contractors and suppliers who want to work with us will have to meet these standards.

  The Management Standards also give us a consistent basis against which to measure and review our performance. They are regularly reviewed and updated to ensure they evolve in line with developments in industry best practice and community expectations, both local and global.

  Together, **Working Responsibly** and our Management Standards form the basis for the development and application of management systems individually tailored for each site.

Our Management Standards enable us to:

- ## Identify, assess and manage risks to employees, the environment and local communities.

  Many issues can be avoided by identifying and assessing potential impacts early, and then managing each risk in a way that avoids or mitigates any adverse effects.

  Our approach includes identifying the causes of risks and the resulting potential consequences. These consequences may relate to health, safety, environment, community and/or BHP's businesses. We aim to manage and control identified risks to reduce these risks to a level that is as low as reasonably practicable.

- ## Meet or exceed applicable laws.

  We operate in many different places, all with different laws and regulations. We have processes in place within each of our businesses to identify our obligations in regard to current and anticipated laws, regulations, and specific licence conditions and commitments. In places where laws are not as stringent as ours, we seek to voluntarily raise performance expectations/requirements and apply our own standards. This way, we ensure consistency across the Company and meet our social, ethical and legal obligations.



Set and achieve targets that include reducing and preventing pollution.

Setting and achieving targets is an important step in the process of continuous improvement. We regularly review our performance and reassess our targets, continually striving to stretch our capabilities and improve the way we operate. Targets are set at all levels of our organisation.

Employ skilled people and the necessary resources to meet our targets.

Without adequate resources, we will not reach our desired targets. We endeavour to have the right people in the right jobs with the skills, competencies, and financial and physical resources to achieve our health, safety, environment and community objectives.

Support the fundamental human rights of employees, contractors and the communities in which we operate.

We support the fundamental human rights of people with whom we work. Our approach is consistent with the principles set out in the United Nations Universal Declaration of Human Rights.

Our Community Management Standards commit to concepts such as safe and healthy working conditions, freedom of association, non-discrimination in employment practices, no forced or child labour, rights to basic health, education and housing, and prevention of forcible displacement of individuals, groups or communities. Within our sphere of influence, we aim to eliminate situations where human rights breaches are identified.

Respect the traditional rights of indigenous peoples.

We respect the traditional rights of indigenous peoples and aim to work cooperatively with them to ensure that our presence provides lasting benefits and causes as little disruption as possible to their communities. We also acknowledge that indigenous peoples have the right to keep their culture, identity, traditions and customs. We strive to ensure that host communities benefit from our operations having been there.

Value cultural heritage and care for the environment.

BHP operations worldwide recognise and value diversity, both in the natural environment and among peoples. Natural and cultural heritage and respect for peoples from different cultures and backgrounds are vital. This means recognising, respecting and valuing biodiversity, sites, places, structures and objects that are culturally or traditionally significant. We encourage cultural sensitivity in an environment of sharing, trust, teamwork and involvement.



- ## Communicate openly with our employees, contractors and other stakeholders to build relationships based on confidence, mutual trust and involvement.

Open and honest communication is essential if BHP is to survive and prosper. To encourage ongoing dialogue about health, safety, environment and community matters with our key stakeholders, we will develop Community Relations Plans for all sites. These plans set the basis for a greater degree of mutual understanding between the Company and employees, contractors and other stakeholders. We aim to listen and learn more about the needs, concerns and aspirations of our stakeholders. This enables us to eliminate or mitigate the potential for any negative impacts from our operations.

- ## Actively seek opportunities to share our success by:

  - ### Helping local communities meet social infrastructure needs through the development and use of appropriate skills and technologies; and

  - ### Developing partnerships that focus on creating sustainable value for everyone.

    Communities where we operate should benefit from our operations, both in the short and long term. We aim to work with governments, communities and other organisations to ensure resources are directed toward building long-term benefits.

    We are committed to ensuring that the communities in which we work share our success. In addition to the traditional benefits that flow from our activities, such as royalties, taxes, and business and employment opportunities, we plan to spend one per cent of our pre-tax profits on community development programs to be calculated on a three-year rolling average.

    Our community programs will focus on self-help initiatives that leave a lasting positive legacy, particularly in developing countries. The programs will be delivered through formal partnership arrangements with internationally recognised service providers, and will target capacity building and skill transfer for employees and communities. We intend to contribute in a way that supports government programs and infrastructure initiatives, without replacing them.



- Engage employees, business partners, contractors, suppliers and visitors in a shared responsibility for meeting the requirements of this policy.

All our employees and contractors are bound by the requirements of this policy. We also encourage our business partners, suppliers and visitors to uphold the spirit of this policy while on our sites, and in their dealings with us. Induction programs for new employees and contractors, and ongoing communication about this policy, both internally and externally, will help stakeholders to understand their obligations.

We will be successful when we achieve our targets toward our goal of zero harm and are valued by the communities in which we work.

As a measure of our success, we will monitor our progress toward the achievement of our ultimate goal of zero harm to people and the environment. We will also know we are successful in implementing this policy when the communities in which we operate openly value our presence.



our conduct

GUIDE TO BUSINESS CONDUCT — OUR BEHAVIOURAL COMPASS

In addition to the requirements of this policy, the **BHP Guide to Business Conduct** gives further guidance on our approach to business integrity.

It is based on the BHP Charter and includes the key values that define how BHP people will behave in the many places they work around the world.

The guide incorporates issues related to doing business internationally, including relationships with governments, communities and business partners. It also clearly states that financial inducements, bribery and conflicts of interest are unacceptable business practices.



BHP CHARTER

Moving into the 21st Century. We are BHP, an Australian based global company founded in 1885 which is undergoing fundamental change as we adjust to a highly competitive global business environment.

Our purpose is to create shareholder value through the discovery, development, and conversion of natural resources.

TO SURVIVE AND PROSPER WE MUST:

- Re-establish a foundation for future growth by eliminating under-performing assets and re-building margins.

- Create a high performance organisation in which every individual accepts responsibility and is rewarded for results.

- Earn the trust of employees, customers and shareholders by being forthright in our communications and consistently delivering on commitments.

WE VALUE:

- **Integrity** – Doing what we say we will do.

- **High Performance** – The excitement and fulfilment of achieving superior business results and stretching our capabilities.

- **Win-Win Relationships** – Having relationships which focus on the creation of value for all parties.

- **The Courage to Lead Change** – Accepting the responsibility to inspire and deliver change in the face of adversity.

- **Respect for Each Other** – The valuing of diversity, enriched by openness, sharing, trust, teamwork and involvement.

- **Safety and the Environment** – An overriding commitment to safety and environmental responsibility.

WE ARE SUCCESSFUL WHEN:

- **Our shareholders** are realising a superior return on their investment.

- **Our customers** are benefiting from the use of our products and services.

- **The communities** in which we operate value our citizenship.

- **Every employee** starts each day with a sense of purpose and ends each day with a sense of accomplishment.

BHP Limited
Australian Business Number 49 004 028 077
Environment and Community Affairs
BHP Tower – Bourke Place
600 Bourke Street
Melbourne Victoria 3000 Australia
Telephone   61 3 9609 3333
Facsimile   61 3 9609 3015
www.bhp.com

WORKING RESPONSIBLY AT BHP...

Our Health, Safety, Environment and Community Policy



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